 EXHIBIT 99.5 EMPLOYMENT CONTRACT FOR CHIEF EXECUTIVE

EMPLOYMENT CONTRACT FOR CHIEF EXECUTIVE

          SUPREME HOSPITALITY ("Employer"), a Nevada corporation, located at 27660 Jefferson Ave., Temecula, California 92590, and LARRY W. LANG ("Employee"), of 41919 Skywood Drive, Temecula, California 92591-1877, in consideration of the mutual promises made herein, agree as follows:

ARTICLE 1.TERM OF EMPLOYMENT

Section 1.01.Specified Period
Employer employs Employee and Employee accepts employment with Employer. This agreement to be effective October 1, 2000 and extends through December 31, 2010.

Section 1.02. “Employment Term” Defined
"Employment term" refers to the entire period of employment of Employee by Employer, whether for the periods provided above, or whether terminated earlier as hereinafter provided.

ARTICLE 2. DUTIES AND OBLIGATIONS OF EMPLOYEE

Section 2.01. General Duties
Employee shall serve as the President and Chief Executive Officer of Employer. In his capacity as President and CEO of Employer, Employee shall do and perform all services, acts, or things necessary or advisable to manage and conduct the business of Employer, including the hiring and firing of all employees and officers of Employer, subject at all times to the policies set by Employer’s Board of Directors, and to the consent of the Board when required by the terms of this contract.

Section 2.02 Devotion to Employer’s Business
(a) Employee shall devote sufficient time, ability, and attention to the business of Employer during the term of this contract to carry out the duties of Employee’s position under this contract.

(b) This agreement shall not prohibit Employee from making personal investments or conducting other business affairs if those activities do not materially interfere with the services required under this agreement.

Section 2.03. Use of Employee’s Name
(a) Employer shall have the right to use the name of Employee as part of the trade name or trademark of Employer if it should be deemed advisable to do so. Any trade name or trademark, of which the name of Employee is a part that is adopted by Employer during the employment of Employee may be used thereafter by Employer for as long as Employer deems advisable. (b) Employee shall not, either during the term of this agreement or for one year following termination of this agreement, use or permit the use of his name in the trade name or trademark of any other enterprise if that other enterprise is engaged in a business similar in any respect to that conducted by Employer, unless that trade name or trademark clearly indicates that the other enterprise is a separate entity entirely distinct from and not to be confused with Employer and unless that trade name or trademark excludes any words or symbols stating or suggesting prior or current affiliation or connection by that other enterprise or its employees with Employer.

ARTICLE 3. OBLIGATIONS OF EMPLOYER

Section 3.01. General Description
Employer shall provide Employee with the compensation, incentives, benefits, and business expense reimbursement specified elsewhere in this agreement.

Section 3.02. Office and Staff
Employer shall provide Employee with office equipment, office space, and administrative support suitable to Employee's position and adequate for the performance of his duties.

Section 3.03. Indemnification of Losses of Employee
Employer shall indemnify and defend Employee for all losses sustained by Employee in direct consequence of the discharge of his duties on Employer's behalf.

ARTICLE 4. COMPENSATION OF EMPLOYEE

Section 4.01. Annual Salary

(a) As compensation for the services to be performed hereunder, Employee shall receive a salary at the rate of $120,000.00 per annum, payable not less than once each month, on or before the 26th day of each month during the employment term. Employee shall have the discretion to accept or defer payment of any part of this salary at the time that it becomes due. Any payments under this provision that are deferred by Employee remain compensation earned by Employee and must be paid to Employee upon his written demand for such payment.

(b) Beginning 2002, Employee shall receive such annual increases in salary as may be determined by Employer’s Board of Directors in its sole discretion at its annual meeting. However, in no event shall the increase be less than 10% per annum.

Section 4.02. Salary Continuation During Disability
If Employee for any reason whatsoever becomes disabled so that he is unable to perform the duties prescribed herein, Employer agrees to pay Employee one hundred percent of his salary for the first twelve months of said disability and fifty percent of Employee’s annual salary for any continuous period of disability thereafter, payable in the same manner as provided for the payment of salary herein, for the remainder of the employment term provided for herein.

ARTICLE 5. EMPLOYEE INCENTIVES

Section 5.01. Profit-Sharing Based on Performance
(a) For each fiscal year of Employer in which the net profits before taxes of Employer exceed $ 1.00, Employer agrees to pay Employee, within three months after the close of that fiscal year, an annual profit-sharing payment equal to ten percent (10%) of that excess. Employee shall have the discretion to accept or waive payment of this profit-sharing payment at the time that it becomes due. Any payments under this provision that are waived by Employee remain compensation earned by Employee and must be paid to Employee upon his written demand for such payment.

(b) If the employment term is terminated by Employer for cause, Employee shall not be entitled to any portion of the annual profit-sharing payment for the fiscal year in which that termination occurs. However, if this contract should expire or be terminated for reasons other than cause, Employee shall be entitled to a percentage of the annual profit-sharing payment equal to the percentage of the fiscal year worked.

(c) For the purpose of determining the amount of the annual profit-sharing bonus, the net profits of Employer shall be determined by the firm of independent certified accountants then employed by Employer. Section 5.03. Stock Option

(a) Employer hereby grants Employee an annual option to purchase shares of Employer’s common stock. The number of shares for this annual grant shall be determined by the Board of Directors. However, in no event shall the number of stock options be less than one percent (1%) of the outstanding shares issued per annum. These options may be exercised in whole or in part. All such options have and shall have an exercise period of 36 months following their date of grant and an exercise price equal to the fair market value for shares of the common stock on their date of grant, less the maximum allowable discount which will not create income to the Employee or expense to the Employer. (b) This option is not assignable.

(c) This option may only be exercised by Employee during the term of his employment hereunder. However, in the event that the employment term is terminated by Employer for reasons other than cause, Employee shall retain the right to exercise any unused portion of the option for a period of three years after termination of this agreement.

ARTICLE 6. EMPLOYEE BENEFITS

Section 6.01. Annual Vacation
Employee shall be entitled to 30 days vacation time each year with full pay. Employee may be absent from his employment for vacation only at such times as Employer’s Board of Directors shall determine from time to time. If Employee is unable for any reason to take the total amount of authorized vacation time during any year, he may elect to accrue that time and add it to vacation time for any following year, or receive a cash payment in an amount equal to the amount of annual salary attributable to that period.

Section 6.02. Illness
Employee shall be entitled to 10 days per year as sick leave with full pay.

Section 6.03 Use of Automobile
(a) Employer shall provide Employee with the use of an automobile approved by the Board of Directors.

(b) Employer shall pay all operating expenses of the automobile.

(c) Employer shall procure and maintain an automobile liability insurance policy on the automobile, by means of a company umbrella policy, with coverage including Employee and Employee’s spouse in the minimum amounts of $1,000,000.00 on a primary basis for each occurrence with an underlying policy to the umbrella, which would then be extended to provide and additional $5,000,000.00.

(d) If Employee is prohibited by order of any court from holding or using a driver's license, Employee will not be entitled to this benefit during the period of prohibition.

(e) Employee shall have the option to purchase the vehicle from the Employer at any time during the term of this agreement.

Section 6.04. Medical Coverage

Employer agrees to include Employee in the coverage of its medical, major medical, hospital, dental and eye care insurance. Employer further agrees to reimburse Employee for all medical and dental expenses incurred by Employee, his spouse, and those of his children who qualify as his dependents under Section 152 of the Internal Revenue Code of 1986; provided, however, that those reimbursements shall be limited to the expenses, or portions thereof, not covered by insurance.

Section 6.05. Life Insurance
(a) Employer agrees to obtain a life insurance policy on the life of Employee in the face amount of $500,000.00. Employer further agrees to make that insurance policy payable to the beneficiary or beneficiaries designated by Employee. Employer agrees to pay all premiums on the policy during the term of employment herein.

(b) Employee agrees to submit to any physical examination that may be required for the purpose of Employer’s obtaining life insurance on the life of Employee; provided, however, that Employer shall bear the entire cost of that examination.

ARTICLE 7. BUSINESS EXPENSES

Section 7.01. Use of Credit Card
All business expenses reasonably incurred by Employee in promoting the business of Employer, including expenditures for entertainment, gifts, and travel, are to be paid for, insofar as possible, by the use of credit cards in the name of Employer which will be furnished to Employee.

Section 7.02. Reimbursement of Other Business Expenses
(a) Employer shall promptly reimburse Employee for all other reasonable business expenses incurred by Employee in connection with the business of Employer.

(b) Each such expenditure shall be reimbursable only if it is of a nature qualifying it as a proper deduction on the federal and state income tax return of Employer.

(c) Each such expenditure shall be reimbursable only if Employee furnishes to Employer adequate records and other documentary evidence required by federal and state statutes and regulations issued by the appropriate taxing authorities for the substantiation of each such expenditure as an income tax deduction.

ARTICLE 8. TERMINATION OF EMPLOYMENT

Section 8.01. Termination for Cause
(a) This agreement shall be terminated upon the death of the employee except for benefits otherwise provided in this agreement.

(b) Employer reserves the right to terminate this agreement if Employee willfully breaches or habitually neglects the duties which he is required to perform under the terms of this agreement; or commits such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of his duties.

(c) Employer may at its option terminate this agreement for the reasons stated in this Section by giving written notice of termination to Employee without prejudice to any other remedy to which Employer may be entitled either at law, in equity, or under this agreement.

(d) The notice of termination required by this section shall specify the ground for the termination and shall be supported by a statement of all relevant facts.

(e) Termination under this section shall be considered “for cause” for the purpose of this agreement.

Section 8.02. Termination by Employee
Employee may terminate his obligations under this agreement by giving Employer at least three months written notice in advance.

ARTICLE 9. GENERAL PROVISIONS

Section 9.01. Notices
Any notices to be given hereunder by either party to the other shall be in writing and may be transmitted by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing in the introductory paragraph of this agreement, but each party may change that address by written notice in accordance with this section. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated as of the date of actual receipt.

Section 9.02 Arbitration
(a) Any controversy between Employer and Employee involving the construction or application of any of the terms, provisions, or conditions of this agreement shall on the written request of either party served on the other be submitted to arbitration. Arbitration shall comply with and be governed by the provisions of the American Arbitration Act.

(b) Employer and Employee shall each appoint one person to hear and determine the dispute. If the two persons so appointed are unable to agree, then those persons shall select a third impartial arbitrator whose decision shall be final and conclusive upon both parties.

(c) The cost of arbitration shall be borne by the losing party or in such proportions as the arbitrators decide.

Section 9.03. Attorneys Fees and Costs
If any legal action based in contract law is necessary to enforce or interpret the terms of this agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which that party may be entitled. This provision shall be construed as applicable to the entire contract.

Section 9.04. Entire Agreement
This agreement supercedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Employee by Employer and contains all of the covenants and agreements between the parties with respect to that employment in any manner whatsoever. Each party to this agreement acknowledges that no representation, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this agreement shall be valid or binding on either party.

Section 9.05. Modification

Any modification of this agreement will be effective only if it is in writing and signed by the party to be charged. Section 9.06. Effect of Waiver
The failure of either party to insist on strict compliance with any of the terms, covenants, or conditions of this agreement by the other party shall not be deemed a waiver or relinquishment of any right or power at any one time or times to be deemed a waiver or relinquishment of that right or power for all or any other times.

Section 9.07. Partial Invalidity
If any provision in this agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

Section 9.08. Law Governing Agreement
This agreement shall be governed by and construed in accordance with the laws of the State of California.

Section 9.09. Sums Due Deceased Employee
If employee dies prior to the expiration of the term of his employment, any sums that may be due him from Employer under this agreement as of the date of death shall be paid to Employee's executors, administrators, heirs, personal representatives, successors and assigns.

Executed on October 1, 2000 at Temecula, California.

EMPLOYER

SUPREME HOSPITALITY                     EMPLOYEE

LARRY W. LANG, President                LARRY W. LANG